GENERAL AIRCRAFT, INC.

5389 Golden Barrel AVE.

las vegas, nevada 89141

(702) 493-5038

VIA EDGAR

January 11, 2012

THE UNITED STATES SECURITIES

AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Loan Lauren P. Nguyen, Special Counsel

Re:	General Aircraft, Inc. (the “Company”) Registration Statement on Form S-1 Filed November 21, 2011 File No. 333-178082

Dear Ms. Nguyen:

In connection with the Company’s response to the United States Securities and Exchange Commission’s (the “Commission”) comments in a letter dated December 15, 2011 by Loan Lauren P. Nguyen, Special Counsel of the Commission’s Division of Corporation Finance, this correspondence shall serve as acknowledgment by the Company of the following:

•         Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•         The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•         the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General Aircraft, Inc.

By: /s/ Ian Johnson

Ian Johnson,

President and Chief Executive Officer